Grant of Stock Options to Executives, Directors, Business Unit Heads, and Employees of Shinhan Financial Group and its Subsidiaries

Pursuant to Article 14 of the Articles of Incorporation, 1,301,050 shares of stock option were granted at 54,560 won per share to the Group’s executives, directors, business unit heads, and employees through the resolution of our general shareholders’ meeting for the fiscal year of 2006.

A. Grant of Stock Options (602,050 shares) to Executives of Shinhan Financial Group and its subsidiaries

Company	Title	Name	Grant Volume
Shinhan Financial Group	Chairman	Eung Chan Ra	60,000
Shinhan Financial Group	CEO	In Ho Lee	54,000
Shinhan Financial Group	Executive Vice President	Jae Woo Lee	11,000
Shinhan Financial Group	Executive Vice President	Byung Jae Cho	11,000
Shinhan Financial Group	Executive Vice President	Jin Won Suh	11,000
Shinhan Financial Group	Executive Vice President	Jae Woon Yoon	11,000
Shinhan Bank	CEO	Sang Hoon Shin	48,000
Shinhan Bank	Chief Auditor	Jae Ho Cho	11,000
Shinhan Bank	Executive Vice President	Hong Hee Chae	11,000
Shinhan Bank	Executive Vice President	Baek Soon Lee	11,000
Shinhan Bank	Executive Vice President	Sang Young Oh	11,000
Shinhan Bank	Executive Vice President	Chang Seong Moon	11,000
Shinhan Bank	Executive Vice President	Hyu Won Lee	11,000
Shinhan Bank	Executive Vice President	Sang Woon Choi	11,000
Shinhan Bank	Executive Vice President	Eun Sik Kim	11,000
Shinhan Bank	Executive Vice President	Won Suck Choi	11,000
Shinhan Bank	Executive Vice President	Shin Seong Kang	11,000
Shinhan Bank	Executive Vice President	Yun Seok Kong	10,000
Shinhan Bank	Executive Vice President	Nam Lee	11,000
Shinhan Bank	Executive Vice President	Chang Kee Hur	11,000
Shinhan Bank	Executive Vice President	Jeum Joo Gweon	7,500
GMS Securities	Vice Chairman	Woo Keun Lee	20,000
GMS Securities	CEO	Dong Girl Lee	20,000
GMS Securities	Chief Auditor	Ki Seung Jung	7,500
GMS Securities	Executive Vice President	Seok Joong Kim	7,500
GMS Securities	Executive Vice President	Jin Kook Lee	7,500
GMS Securities	Executive Vice President	Yoo Shin Jung	7,500
GMS Securities	Executive Vice President	Seung Hee Hyun	7,500
Shinhan Life	CEO	Dong Woo Han	22,000
Shinhan Life	Chief Auditor	Seung Choo Kang	8,250
Shinhan Life	Executive Vice President	Byung Chan Lee	8,250
Shinhan Life	Executive Vice President	Keun Jong Lee	8,250
Shinhan Life	Executive Vice President	Young Chul Bae	8,250
Shinhan Life	Executive Vice President	Sam Suck Rho	8,250
Shinhan Life	Executive Vice President	Ki Won Kim	6,000
Shinhan Card	CEO	Sung Kyun Hong	22,000
Shinhan Card	Chief Auditor	In Sup Kim	8,250
Shinhan Card	Executive Vice President	Seong Won Kim	8,250
Shinhan Card	Executive Vice President	Doo Hwan Jun	8,250
Shinhan Card	Executive Vice President	Hee Geon Kim	8,250
Shinhan Card	Executive Vice President	Chun Kuk Lee	7,500

Shinhan Capital	CEO	Do Heui Han	18,000

Shinhan Capital	Executive Vice President	Seung Keun Oh	7,200

Shinhan Credit Info.	CEO	Pan Am Lee	8,250

Shinhan Credit Info.	Auditor	Kang Mo Lee	3,850

TOTAL			602,050

B. Grant of Stock Options to Outside Directors of Shinhan Financial Group

Grantees and number of options to be granted to Outside Directors with professional expertise

Title	Name	No. of Shares

Outside Director	Shee Yul Ryoo	10,000

Outside Director	Yoon Soo Yoon	10,000

Outside Director	Sang Yoon Lee	10,000

Outside Director	Pyung Joo Kim	10,000

Outside Director	Sung Bin Chun	10,000

Total		50,000

• Other terms and conditions are the same as we reported previously on February 21, 2007.

C. Grant of Stock Options to Business Unit Heads and employees of Shinhan Financial Group and its subsidiaries

1) Grantees: A total of 194 Business Unit Heads and employees of Shinhan Financial Group and its subsidiaries

2) Number of options to be granted: 649,000 shares in total

• Other terms and conditions are the same as we reported previously on February 21, 2007.